Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, excepts ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and for the three months ended March 31, 2018. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of loss from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense and our estimate of interest within rental expense.

	Year Ended December 31,					Three months ended March 31,
	2013	2014	2015	2016	2017	2018
Loss from continuing operations before income taxes	$(6,832)	$(23,871)	$(53,205)	$(47,724)	$(41,859)	$(11,482)
Plus: Fixed charges	$2,719	$—	$—	$—	$—	$—

Earnings, as adjusted	$(4,113)	$(23,871)	$(53,205)	$(47,724)	$(41,859)	$(11,482)
Interest expense	$2,719	$—	$—	$—	$—	$—
Estimated interest component of rent	—	—	—	—	—	—

Total fixed charges	$2,719	$—	$—	$—	$—	$—

Preferred dividends	$—	$—	$25,909	$—	$—	$—

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings to fixed charges	$(6,832)	$(23,871)	$(53,205)	$(47,724)	$(41,859)	$(11,482)
Deficiency of earnings to fixed charges and preferred stock dividends (1)	$(6,832)	$(23,871)	$(79,114)	N/A	N/A	N/A

(1)	Represents deficiency of earnings to fixed charges and preferred stock dividends during the period in which our redeemable convertible preferred stock with dividend rights was outstanding. In connection with our initial public offering in July 2015, we paid $5.5 million to the holders of our Series B and B-1 redeemable convertible preferred stock in settlement of the cumulative dividends and issued 750,946 shares of common stock with an aggregate fair value of $20.4 million to the holders of our Series C and D redeemable convertible preferred stock in settlement of the cumulative dividends. All shares of redeemable convertible preferred stock were converted to common stock upon the closing of our initial public offering and are no longer outstanding. As of March 31, 2018, December 31, 2017 and 2016, we had no shares of preferred stock outstanding, and we are not required to pay dividends on any shares of our outstanding capital stock.